Public under rule 17a-5(d)

14041310

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 46669

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Security Capital Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

260 Peachtree St. Suite 2200
(No. and Street)

Atlanta	Georgia	30305
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David M. Parr, FINOP (404) 230-8475
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company, CPA's P.C.
(Name – *if individual, state last, first, middle name*)

316 Alexander Street, Suite 4	Marietta	Georgia	30060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 30 2014
DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/14/14

8/15/14

OATH OR AFFIRMATION

I, David M Parr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Security Capital Brokerage, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
VIPUL GUPTA
Notary Public
FORSYTH COUNTY, GEORGIA
Commission Expires Jan. 24, 2015

Signature

FINOP
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITY CAPITAL BROKERAGE, INC.

(A Georgia S Corporation)

FINANCIAL STATEMENTS

FOR THE YEAR ENDED
DECEMBER 31, 2013

INDEPENDENT AUDITOR'S REPORT

To the Shareholders
Security Capital Brokerage, Inc.
Atlanta, Georgia

Report on the Financial Statements

We have audited the accompanying Statement of Financial Condition of Security Capital Brokerage, Inc. (an S Corporation) as of December 31, 2013, and the related Statement of Operations and Changes in Shareholders' Equity and Cash Flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, weather due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position Security Capital Brokerage, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

goldman & COMPANY, CPAs
316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

Other Matter

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in schedules 1, 2 and 3 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained in Schedules 1, 2 and 3 is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldman & Company, CPAs, PC
Marietta, Georgia
February 25, 2014

SECURITY CAPITAL BROKERAGE, INC.
STATEMENT OF FINANCIAL CONDITION

Exhibit A

		December 31, 2013
ASSETS		
Cash & Cash Equivalents	$	508,364
Deposit with Clearing Broker		25,000
Furniture, Fixtures and Equipment, Less Accumulated Depreciation of $6,970		2,317
Security Deposit		2,000
TOTAL ASSETS	$	537,681
LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES		
Accrued Compensation	$	32,000
Accrued Expenses		99
Accounts Payable		21,311
TOTAL LIABILITIES	$	53,410

The Accompanying Notes are an Integral Part of these Financial Statements

SECURITY CAPITAL BROKERAGE, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. The Company was formed October 4, 1993, primarily for the purpose of qualifying and operating as a broker-dealer of securities. The Company is registered with the Securities and Exchange Commission, FINRA, the Municipal Securities Rule Making Board and the Securities Commissions of seven states. Pursuant to the registration, the Company must maintain a minimum net capital requirement and is not authorized to hold securities or funds for customers. Security Capital Brokerage, Inc. clears all transactions with and for customers on a fully disclosed basis with a clearing member which carries all customer accounts and maintains and preserves all books and records pertaining thereto. The Company provides research and transactional brokerage services to institutional clients located in the United States.

B. Basis of accounting: The accompanying financial statements have been prepared on the accrual basis of accounting.

C. Property and Equipment: Property and Equipment is recorded at cost and is depreciated over a five year estimated useful life using the straight line method for book purposes. Maintenance and repairs are charged to income, and renewals and betterments are capitalized.

D. Revenue Recognition: Security transactions are recorded on a trade date basis. Commission income and expenses are recorded on the settlement date and management fees are recorded on the offering date.

E. Cash and cash equivalents: Cash and cash equivalents include cash on hand, money market accounts, and short term investments with maturities of less than 90 days.

F. Use of Estimates: The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

G. Income taxes: Income taxes have not been provided because the shareholder elected to be treated as a small business corporation for income tax purposes as provided in Section 1372(a) of the Internal Revenue Code. As such, the Company's income or loss and credits are passed to the shareholders and combined with other personal income and deductions to determine taxable income on their individual tax returns.

(Continued)

The Company has adopted FASB ASC 740-10, Accounting for Uncertainty in Income Taxes. Thus, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company files income tax returns in the US Federal jurisdiction and the state of Georgia, is no longer subject to US federal income tax examination for years before 2010.

H. Subsequent Events: The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through February 25, 2014, the date in which the financial statements were available to be issued.

I. Clearing Agreement: In January 2003, the Company entered into an agreement with Pershing, LLC an independent broker-dealer, to provide clearing, execution, and data processing services. The agreement operates on a continuous quarterly basis until terminated in writing by either the Company or the clearing broker-dealer. Pershing, LLC is responsible for all clearing transactions and maintenance of customer accounts for the Company. The Company is required to maintain a deposit in cash or securities in the account of $25,000.

1A. RETIREMENT PLANS

The Company has a discretionary profit-sharing plan covering substantially all of its employees. Profit-sharing expense is funded through annual contributions to the plan. For the year ended December 31, 2013, the amount expensed is $14,500. The expense in included in Employee Compensation and Benefits on the Statement of Operations. As of December 31, 2013, $14,500 is payable to the plan.

The Company has a defined contribution plan covering all eligible employees qualifying under Section 401(k) of the Internal Revenue Code. Under the provisions of the plan, participating employees may elect to contribute specific amounts of their salaries to the plan. For the year ended December 31, 2013, employees contributed $17,500 to the plan and is included in Employee Compensation and Benefits on the statement of operations. As of December 31, 2013, $17,500 was payable to the plan.

2. COMMITMENTS

The Company leases its office facilities and equipment in an operating lease agreement that expires September 30, 2014. Minimum lease payments are made monthly in the amount of $2,155.

Minimum future lease payments are as follows:

Year	
2014	$ 19,395

3. OFF BALANCE SHEET RISK

The Company is engaged in various activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not excess 15 to 1. At December 31, 2013, the Company had net capital of $479,954, which was $379,954 is in excess of its required net of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.11128 to 1.

6. CONCENTRATIONS OF CREDIT RISK

The Company maintains cash balances at banks and other financial institutions. At various times during the year these balances may exceed Federal Deposit Insurance Corporation (FDIC) limits of $250,000. As of December 31, 2013, the Company exceeded FDIC limits by $266.